SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

BARNWELL INDUSTRIES, INC.

(Name of Issuer)

Common Stock, par value $0.50 per share

(Title of Class of Securities)

068221100

(CUSIP Number)

Ned L. Sherwood

151 Terrapin Point

Vero Beach, Florida 32963

(772) 257-6658

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 19, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 068221100	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Ned L. Sherwood
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,474,856.138*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,474,856.138*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,474,856.138*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%
14	TYPE OF REPORTING PERSON IN

*Includes (i) 1,236,818.138 shares of Common Stock held by MRMP-Managers LLC, of which Ned L. Sherwood is the Chief Investment Officer, and (ii) 238,038 shares of Common Stock held by the Ned L. Sherwood Revocable Trust, of which Ned L. Sherwood is the sole trustee and beneficiary. Ned L. Sherwood disclaims beneficial ownership of such Common Stock except to the extent of his pecuniary interest therein.

CUSIP No. 068221100	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON MRMP-Managers LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,236,818.138
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,236,818.138
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,236,818.138
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 068221100	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Ned L. Sherwood Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 238,038
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 238,038
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 238,038
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 068221100	13D	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON Bradley M. Tirpak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America and Republic of Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,127
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 34,127
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 34,127
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 068221100	13D	Page 6 of 8 Pages

This Amendment No. 11 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 11”) amends the Statement of Beneficial Ownership on Schedule 13D filed by Ned L. Sherwood on June 11, 2013 (as amended by the Reporting Persons, the “Schedule 13D” or this “Statement”). Except as amended and supplemented by this Amendment No. 11, the Schedule 13D remains unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as beneficially owned by Sherwood was approximately $5,484,995, which includes $4,717,775 used to purchase the MRMP Shares and $767,220 used to purchase the Revocable Trust Shares. The source of these funds was investment capital.

The total cost for purchasing the Common Stock reported as owned by Tirpak, including brokerage commissions, was approximately $30,317. The source of these funds was personal funds.

Item 4.	Purpose of Transaction.

Messrs. Bradley M. Tirpak, Philip J. McPherson and Douglas N. Woodrum have been members of the Company’s Board of Directors (the “Board”) since the Company’s 2020 annual meeting of shareholders.

On January 27, 2021, MRMP-Managers LLC, the Ned L. Sherwood Revocable Trust, Ned L. Sherwood and Bradley M. Tirpak (also referred to as the “Reporting Persons”) entered into a cooperation and support agreement (the “Agreement”) with the Company to settle the potential proxy contest pertaining to the election of directors to the Board at the Company’s 2021 annual meeting of stockholders (the “2021 Annual Meeting”). Pursuant to the Agreement, the Company agreed to nominate Messrs. Tirpak, McPherson and Woodrum, along with two new independent directors elected in 2020 and two other incumbent directors, for election to the Board at the 2021 Annual Meeting.

The Reporting Persons agreed to withdraw their notice of nominees to be elected to the Board at the 2021 Annual Meeting, to vote their shares of Common Stock in favor of the election of the designated slate, and agreed to customary standstill and voting provisions until the date that is ten business days prior to the deadline for the submission of stockholder nominations for directors for the Company’s 2023 annual meeting of stockholders, provided that the Company achieves a positive pre-tax profit, as defined in the Agreement, for fiscal year 2021 and meets certain other conditions set forth in the Agreement. If the Company does not achieve a positive pre-tax profit for fiscal year 2021 (or if the Company notifies the Reporting Persons that it does not intend to nominate any of Messrs. Tirpak, McPherson or Woodrum (or replacement nominees satisfactory to the Reporting Persons) for election to the Board at the Company’s 2022 annual meeting of stockholders (the “2022 Annual Meeting”), or if the Company proposes to expand the Board above seven members), then the standstill period will terminate upon the date that is ten business days prior to the deadline for the submission of stockholder nominations for directors for the 2022 Annual Meeting.

Additionally, Mr. Sherwood and Alexander C. Kinzler, the chief executive officer and a director of the Company, each have agreed to not increase their respective stockholdings beyond 20 percent of the Company’s outstanding shares of Common Stock during the standstill period without the Board’s agreement.

The Company agreed to appoint one of Mr. McPherson, Peter J. O’Malley or Robert J. Inglima, Jr. as Chairman of the Board at the first regular meeting of the Board following the 2021 Annual Meeting, not to expand the size of the Board above seven members during the standstill period, and not to establish or maintain an executive committee or another committee with similar powers of the Board during the standstill period without each of Messrs. Tirpak, McPherson and Woodrum being appointed as a member of such committee. The Company further agreed to reimburse the Reporting Persons for their expenses related to the 2020 proxy contest and this Agreement, in an amount not to exceed $300,000 in the aggregate. In addition, should the Company raise equity capital, the Company agreed that Mr. Sherwood and his affiliates will be entitled to participate in such offering and acquire shares in an amount equal to their pro rata percentage ownership of the outstanding shares of Common Stock.

CUSIP No. 068221100	13D	Page 7 of 8 Pages

The Agreement is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

The Reporting Persons acquired the shares of Common Stock reported in this Statement for investment purposes. The Reporting Persons may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock held by the Reporting Persons in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons may engage in short selling or hedging or similar transactions with respect to the shares of Common Stock, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

None of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as set forth herein or as may be proposed by Messrs. McPherson, Tirpak and/or Woodrum in their capacity as directors of the Company or by the Board with their participation. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 1,508,983.138 shares of Common Stock, which represents approximately 18.2% of the Company’s outstanding shares of Common Stock.

Each percentage ownership of Common Stock set forth in this Statement is based on the 8,277,160 shares of Common Stock reported by the Company as outstanding as of December 9, 2020 in the Company’s Annual Report on Form 10-K filed on December 16, 2020.

(c) Transactions effected by each of the Reporting Persons in the Common Stock since the filing of Amendment No. 10 to this Statement on January 4, 2021 are set forth on Schedule A to this Statement. Each of these transactions was effected through the open market.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Information set forth under Item 4 above is incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, which agreement is set forth on the signature page to this Statement.

Item 7. Materials to Be Filed as Exhibits.

99.1	Cooperation and Support Agreement, dated January 27, 2021, by and among MRMP-Managers LLC, Ned L. Sherwood Revocable Trust, Ned L. Sherwood, Bradley M. Tirpak and the Company.

CUSIP No. 068221100	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: January 28, 2021

/s/ Ned L. Sherwood
NED L. SHERWOOD

MRMP-MANAGERS LLC

By:	/s/ Ned L. Sherwood
Name:	Ned L. Sherwood
Title:	Chief Investment Officer

NED L. SHERWOOD REVOCABLE TRUST

By:	/s/ Ned L. Sherwood
Name:	Ned L. Sherwood
Title:	Trustee

/s/ Bradley M. Tirpak
BRADLEY M. TIRPAK

Schedule A

Transactions in the Common Stock

Since the Filing of Amendment No. 10 to the Schedule 13D on January 4, 2021:

MRMP-Managers, LLC:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
1/15/2021	76,856	$1.6515	(1)
1/19/2021	137,783	$1.7969	(1)
1/20/2021	18,906	$1.8496

(1)	The price per share reported is the weighted average price. The Reporting Persons undertake to provide to the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price.